UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

ADMA Biologics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

000899 104
(CUSIP Number)

Lloyd Appel
Aisling Capital
888 Seventh Avenue, 30th Floor
New York, NY 10106
(212) 651-6380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000899 104	SC 13D	Page 2 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,620,143
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,620,143
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,620,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.25% (1)
14	TYPE OF REPORTING PERSON PN

___________________________________

(1)
Based on 9,223,943 shares of the Issuer’s common stock issued and outstanding following the IPO (as defined below), as reported in the Issuer’s final prospectus filed with the Securities Exchange Commission (the “SEC”) on October 17, 2013, assuming no exercise by the underwriters of their overallotment option.

CUSIP No. 000899 104	SC 13D	Page 3 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,620,143
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,620,143
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,620,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.25% (1)
14	TYPE OF REPORTING PERSON PN

___________________________________

(1)
Based on 9,223,943 shares of the Issuer’s common stock issued and outstanding following the IPO (as defined below), as reported in the Issuer’s final prospectus filed with the SEC on October 17, 2012, assuming no exercise by the underwriters of their overallotment option.

CUSIP No. 000899 104	SC 13D	Page 4 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,620,143
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,620,143
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,620,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.25% (1)
14	TYPE OF REPORTING PERSON OO

___________________________________

(1)
Based on 9,223,943 shares of the Issuer’s common stock issued and outstanding following the IPO (as defined below), as reported in the Issuer’s final prospectus filed with the SEC on October 17, 2013, assuming no exercise by the underwriters of their overallotment option.

CUSIP No. 000899 104	SC 13D	Page 5 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,620,143
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,620,143
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,620,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.25% (1)
14	TYPE OF REPORTING PERSON IN

___________________________________

(1)
Based on 9,223,943 shares of the Issuer’s common stock issued and outstanding following the IPO (as defined below), as reported in the Issuer’s final prospectus filed with the SEC on October 17, 2013, assuming no exercise by the underwriters of their overallotment option.

CUSIP No. 000899 104	SC 13D	Page 6 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,620,143
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,620,143
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,620,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.25% (1)
14	TYPE OF REPORTING PERSON IN

___________________________________

(1)
Based on 9,223,943 shares of the Issuer’s common stock issued and outstanding following the IPO (as defined below), as reported in the Issuer’s final prospectus filed with the SEC on October 17, 2013, assuming no exercise by the underwriters of their overallotment option.

CUSIP No. 000899 104	SC 13D	Page 7 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,620,143
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,620,143
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,620,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.25% (1)
14	TYPE OF REPORTING PERSON IN

___________________________________
(1)
Based on 9,223,943 shares of the Issuer’s common stock issued and outstanding following the IPO (as defined below), as reported in the Issuer’s final prospectus filed with the SEC on October 17, 2013, assuming no exercise by the underwriters of their overallotment option.

CUSIP No. 000899 104	SC 13D	Page 8 of 13

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D (“Schedule 13D Statement”) as previously filed by the undersigned Reporting Persons, with respect to common stock, par value $0.0001 per share (“Common Stock”).  The principal executive offices of ADMA Biologics, Inc. (the “Issuer”) are located at 65 Commerce Way, Hackensack, New Jersey 07601.

Item 2.	Identity and Background.

(a)          This Amendment is being filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Aisling Capital II, LP (“Aisling”);

(ii)	Aisling Capital Partners, LP (“Aisling Partners”), the general partner of Aisling;

(iii)	Aisling Capital Partners LLC (“Aisling Partners GP”), the general partner of Aisling Partners;

(v)	Mr. Dennis Purcell, a managing member of Aisling Partners GP;

(vi)	Mr. Steve Elms, a managing member of Aisling Partners GP;

(vi)	Mr. Andrew Schiff, a managing member of Aisling Partners GP (together with Mr. Dennis Purcell and Mr. Steve Elms, the “Managers”).

(b)   The principal business address for each of the Reporting Persons is 888 Seventh Avenue, 30th Floor, New York, New York 10106.

(c)   Aisling was formed in order to engage in the acquiring, holding and disposing of investments in various companies.  Aisling Partners is the general partner of Aisling and was formed to act as the general partner of Aisling, to make investments through Aisling and to fulfill such other purposes as may be determined by Aisling from time to time.  Aisling Partners GP is the general partner of Aisling Partners and was formed to act as the general partner of Aisling Partners.  Dennis Purcell, Steve Elms and Andrew Schiff are the Managers of Aisling Partners GP.  Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, Aisling Partners, Aisling GP, Mr. Elms, Mr. Purcell and Mr. Schiff each may be deemed to be a beneficial owner of the Common Stock held for the account of Aisling.

CUSIP No. 000899 104	SC 13D	Page 9 of 13

   (d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

   (f)           Each of Aisling and Aisling Partners is a Delaware limited partnership.  Aisling Partners GP is a Delaware limited liability company.   Each of Steven Elms, Dennis Purcell and Andrew Schiff is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

   As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 3,620,143 shares of Common Stock, consisting of (i) 411,765 shares of Common Stock, which were acquired in the Issuer’s initial public offering of Common Stock (the “IPO”) with an aggregate purchase price of $3,500,003 (the “Purchase”), (ii) 3,208,378 shares of Common Stock, after giving effect to a stock split at a ratio of 1.27-for-1 effected by the Company on April 4, 2013, which were acquired by the Reporting Persons prior to the IPO in connection with the Issuer's merger transactions as reported previously by the Reporting Persons in the Schedule 13D Statement.  The source of the purchase price for the Purchase was capital contributions from the partners of Aisling.  No borrowed funds were used to purchase the Common Stock.

Item 4.	Purpose of Transaction.

Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)−(j) of Schedule 13D.  Accordingly, Reporting Persons reserve the right to change their intentions and develop plans or proposals at any time, as they deem appropriate.  In

CUSIP No. 000899 104	SC 13D	Page 10 of 13

particular, Reporting Persons may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Common Stock or other securities of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) dispose or transfer of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire to any person or entity, including dispositions to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person's assets or business, including acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations or mergers or to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including acquisitions, business combinations, mergers, sales, transfers and other dispositions with or to affiliates of the Reporting Persons; (vi) restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors of the Issuer; (ix) make or propose any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

Item 5.	Interest in Securities of the Issuer.

   (a)           The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on 9,223,943 shares of the Issuer’s common stock issued and outstanding following the IPO, as reported in the Issuer’s final prospectus filed with the SEC on October 17, 2013, assuming no exercise by the underwriters of their overallotment option. Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 3,620,143 shares of Common Stock, constituting approximately 39.25% of the outstanding shares of Common Stock.

   (b)         (i)  Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 3,620,143 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

              (ii)  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Messrs. Elms, Purcell and Schiff may be deemed to share the power to direct the voting and disposition of the 3,620,143 shares of Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 000899 104	SC 13D	Page 11 of 13

   (c)           On October 22, 2013,  Aisling acquired 411,765 shares of Common Stock in the IPO.

   (d)           The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of Aisling in accordance with their ownership interests in Aisling.

   (e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   Aisling has entered into a registration right agreement with the Issuer with respect to Common Stock acquired by Aisling prior to the IPO, as previously reported by the Reporting Persons in the Schedule 13D Statement.

   On September 24, 2013, Aisling entered into a lock-up agreement with Oppenheimer & Co. Inc., as a representative of certain underwriters, in connection with the IPO, and agreed  that until April 15, 2014,  it will not offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.  Such restrictions do not apply, subject to certain conditions, to transactions relating to (i) bona fide gifts, (ii) shares of Common Stock acquired in the open market on or after the completion of the Merger, (iii) the transfer of shares of Common Stock to a family member or a trust for the benefit of the restricted party or a family member (including by will or intestacy) or (iv) a distribution to the partners, members or shareholders of the restricted party, provided that the recipient agrees in writing prior to such transfer to be bound by the foregoing restrictions.

From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions.  These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.  From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the  Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

CUSIP No. 000899 104	SC 13D	Page 12 of 13

   On October 22, 2013, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated as of October 22, 2013, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Lock-up Agreement, dated as of September 24, 2013, by and among Aisling and Oppenheimer & Co. Inc., as a representative of certain underwriters.

CUSIP No. 000899 104	SC 13D	Page 13 of 13

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:     October 22, 2013

AISLING CAPITAL II, LP

By:	Aisling Capital Partners, LP General Partner

By:	Aisling Capital Partners LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS, LP

By:	Aisling Capital Partners LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS LLC

By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

/s/ Steve Elms
Steve Elms

/s/ Dennis Purcell
Dennis Purcell

/s/ Andrew Schiff
Andrew Schiff

Attention.  Intentional  misstatements  or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).